Filed Pursuant to General Instruction II.L of Form-10

File No. 333-214396

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the ‘‘Prospectus Supplement’’), together with the accompanying short form base shelf prospectus dated November 10, 2016 (the ‘‘Prospectus’’) to which it relates and each document incorporated or deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and accompanying Prospectus to which it relates from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Avino Silver & Gold Mines Ltd. at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, telephone: (604) 682-3701, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED NOVEMBER 10, 2016

New Issue	August 4, 2017

AVINO SILVER & GOLD MINES LTD.

Up to US$25,000,000

Common Shares

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of common shares (each, an “Offered Share’’) of Avino Silver & Gold Mines Ltd. (‘‘Avino” or the “Corporation”) having an aggregate sales amount of up to US$25,000,000. This Offering is made pursuant to a sales agreement dated August 4, 2017 (the “Sales Agreement”) among the Corporation and Cantor Fitzgerald & Co. (the “Agent”), pursuant to which Avino may distribute Offered Shares from time to time through the Agent, as agent or as principal for the distribution of the Offered Shares in the United States, in accordance with the terms of the Sales Agreement. The Offering is being made in the United States under the terms of a registration statement on Form F-10 (SEC File No. 333-214396) (the “Registration Statement”) filed and effective with the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution”.

The outstanding common shares of the Corporation (“Common Shares”) are listed for trading on the TSX Venture Exchange (“TSXV”) and on the NYSE MKT, LLC (“NYSE-MKT”) under the symbol “ASM”. On August 3, 2017, the last trading day before the filing of this Prospectus Supplement, the closing trading price of the Common Shares on the TSXV was $2.10 per Common Share and the closing trading price of the Common Shares on the NYSE-MKT was US$1.66 per Common Share. The Corporation has applied to the TSXV to conditionally list the Common Shares offered hereby, subject to the Corporation fulfilling all of the listing requirements of the TSXV. The NYSE-MKT has authorized, upon official notice of issuance, the listing of the Offered Shares offered hereunder.

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102, Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE-MKT, or other recognized trading market in the United States upon which the Common Shares are listed or quoted or where the Common Shares are traded. The Offered Shares will be distributed at the market prices prevailing at the time of sale. As a result, prices may vary as between purchasers and during the period of distribution. See “Plan of Distribution”.

Avino will pay the Agent compensation, or allow a discount, for its services in acting as agent or in connection with the sale of Offered Shares pursuant to the terms of the Sales Agreement equal to 3.0% of the gross sales price per Offered Share sold.

As sales agent, the Agent will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over allot, securities in connection with the distribution or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

Cantor Fitzgerald & Co. is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, Cantor Fitzgerald & Co. will only sell the Offered Shares into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada.

The purchase of Offered Shares involves significant risks that should be considered carefully by prospective purchasers. Before buying any Offered Shares, prospective purchasers should read “Risk Factors” in the Prospectus Supplement and the accompanying Prospectus and the risk factors in the Corporation’s AIF (as herein defined), Annual MD&A and Interim MD&A (as herein defined) which are incorporated herein and therein by reference, for a description of risks involved in an investment in the Offered Shares. This Prospectus Supplement should be read in conjunction with and may not be delivered or utilized without the accompanying short form base shelf Prospectus dated November 10, 2016.

This Offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies. The Corporation’s financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the SEC independence standards.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading “Certain United States Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement of judgments obtained in Canada and by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Corporation is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Corporation’s officers and directors are residents of Canada, and that a substantial portion of the Corporation’s assets, and the assets of most of the officers and directors of the Corporation are located outside the United States. Mr. Michael Baybak, a director of the Corporation, resides outside of Canada. Although Mr. Baybak has the Corporation as his agent for service of process in Canada, purchasers are advised that it might not be possible for investors to enforce judgments obtained in Canada against Mr. Baybak.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR ANY STATE SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Corporation’s registered office and records office is located at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, V6E 4E6, and its head office is located at Suite 900, 570 Granville Street, Vancouver, British Columbia, V6C 3P1.

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not, and the Agent has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Corporation is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information previously filed with the SEC and with the securities regulatory authority in the applicable provinces of Canada, that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement and the Prospectus are part of the Corporation’s “shelf” registration statement on Form F-10 that the Corporation has filed with the SEC. The Registration Statement was declared effective by the SEC on November 18, 2016. This Prospectus Supplement does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits to the Registration Statement for further information with respect to the Corporation and the Corporation’s securities.

This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”.

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Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Avino” or the “Corporation” refer to Avino Silver & Gold Mines Ltd. and include each of its subsidiaries as the context requires.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation. Please see “Cautionary Statement Regarding Forward-Looking Information” in the accompanying Prospectus which identifies forward-looking statements and sets out the assumptions upon which they are based and the risk factors to which they are subject. See also “Risk Factors” in this Prospectus Supplement and the Prospectus.

Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Corporation’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors which may cause the Corporation’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements contained or incorporated by reference into the Prospectus and this Prospectus Supplement include, without limitation, statements regarding:

•	the future production of silver, gold, and other metals;
•	profit, operating costs and cash-flow;
•	grade improvements;
•	sales volume and selling prices of products;
•	capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Corporation’s mines and projects;
•	progress in the development of mineral properties;
•	the timing of production and the cash and total costs of production;
•	sensitivity of earnings to changes in commodity prices and exchange rates;
•	the impact of foreign currency exchange rates;
•	the impact of taxes and royalties;
•	expenditures to increase or determine reserves and resources;
•	sufficiency of available capital resources;
•	titles to mineral properties;
•	expansions and acquisition plans; and
•	our future plans and expectations for the Corporation’s properties and operations.

These forward-looking statements are necessarily based on a number of factors and assumptions that, while considered reasonable by the Corporation as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Corporation, which may prove to be incorrect, include, but are not limited to:

•	general business and economic conditions;
•	the supply and demand for, deliveries of, and the level and volatility of prices of, silver, gold, and other metals;
•	expected Canadian dollar, Mexican peso and US dollar exchange rates;
•	expected taxes and royalties;

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•	the timing of the receipt of regulatory and governmental approvals for development projects, expansion of existing facilities and other operations;
•	costs of production, and production and productivity levels;
•	estimated future capital expenditures and cash flows;
•	the continuing availability of water and power resources for operations;
•	the accuracy of the interpretation and assumptions and the method or methods used in calculating resource estimates (including with respect to size, grade and recoverability);
•	the accuracy of the information included or implied in the various published technical reports;
•	the geological, operational and price assumptions on which such technical reports are based;
•	conditions in the financial markets;
•	the ability to attract and retain skilled staff;
•	the ability to procure equipment and operating supplies and that there are no material unanticipated variations in the cost of energy or supplies;
•	the ability to secure contracts for the sale of the Corporation’s products (metals concentrates);
•	the execution and outcome of current or future exploration activities;
•	the ability to obtain adequate financing for planned activities and to complete further exploration programs;
•	the possibility of project delays and cost overruns, or unanticipated excessive operating costs and expenses;
•	the Corporation’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures;
•	the ability of contractors to perform their contractual obligations; and
•	operations not being disrupted by issues such as mechanical failures, labour disturbances, illegal occupations or mining, seismic events and adverse weather conditions.

This list is not exhaustive of the factors that may affect any of the Corporation’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Corporation or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation:

•	changes in commodity prices;
•	changes in foreign currency exchange rates;
•	acts of foreign governments;
•	political risk and social unrest;
•	uncertainties related to title to the Corporation’s mineral properties and the surface rights thereon, including the Corporation’s ability to acquire, or economically acquire;
•	unanticipated operational difficulties due to adverse weather conditions;
•	failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;
•	failure of counterparties to perform their contractual obligations;
•	delays in obtaining, or denial of, permits necessary for operations or expansion activities;
•	uncertainty of mineral resource estimates; and
•	the deterioration of general economic conditions.

Readers are advised to carefully review and consider the risk factors identified in this Prospectus Supplement and the Prospectus under “Risk Factors” and elsewhere in this Prospectus Supplement and the Prospectus, and in the documents incorporated by reference herein, for a discussion of the factors that could cause the Corporation’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Readers are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive.

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The Corporation’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date such statements are made. The Corporation will update forward-looking statements and information if and when, and to the extent, required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

We qualify all the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

CAUTIONARY STATEMENT TO U.S. INVESTORS CONCERNING MINERAL RESERVE AND RESOURCE ESTIMATES

This Prospectus Supplement and the accompanying Prospectus and the documents incorporated by reference herein and therein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101and CIM standards. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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Accordingly, information contained in this Prospectus Supplement and accompanying Prospectus and the documents incorporated by reference herein and therein include descriptions of the Corporation’s mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Our financial statements incorporated by reference herein are set forth in Canadian Dollars (CDN$ or $), unless otherwise stated therein. All references in this Prospectus Supplement to “dollars” or “$” are to Canadian dollars unless otherwise stated. The following table sets forth the high and low exchange rates of Canadian Dollars to United States dollars (US$) for each of the past six (6) months based on the noon buying rate in New York City for cable transfers in Canadian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian Dollar = US$1.00). As of August 3, 2017, the exchange rate was CDN$1.2578 for each US$1.00.

Month	High	Low
Through August 3, 2017	1.2578	1.2514
July 2017	1.2982	1.2447
June 2017	1.3504	1.2977
May 2017	1.3745	1.3454
April 30, 2017	1.3669	1.3266
March, 2017	1.3504	1.3278
February, 2017	1.3247	1.3003

DOCUMENTS INCORPORATED BY REFERENCE

The Prospectus, and the documents incorporated by reference in the Prospectus, as well as the following documents, filed by the Corporation with the various securities commissions or similar regulatory authorities in all of the Provinces of Canada, except for Quebec, and the Securities and Exchange Commission are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(a)	the Form 20-F (filed as the annual information form) of the Corporation dated March 10, 2017 for the financial year ended December 31, 2016 (the “AIF”);

(b)	the Technical Report on the Avino Property dated April 11, 2017 prepared by Tetra Tech Canada Inc. and Aranz Geo Expert Services (the “Avino PEA”);

(c)	the audited consolidated financial statements of the Corporation for the fiscal years ended December 31, 2016 and 2015, together with the auditor’s reports thereon and notes thereto;

(d)	the management’s discussion and analysis for the year ended December 31, 2016 (the “Annual MD&A”);

(e)	the management information circular dated April 17, 2017, filed April 25, 2017;

(f)	the Corporation’s press release dated July 10, 2017 providing an update on the ongoing work at the Bralorne Mine;

(g)	the Corporation’s press release dated July 24, 2017 providing an update on the second quarter’s production results;

(h)

the Corporation’s press release dated August 2, 2017 announcing the second quarter financial results and a further one year extension of the Corporation’s repayment of the prepayment advance from Samsung, and agreement for the exclusive sales of silver concentrates to Samsung until December 31, 2021;

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(i)	the unaudited consolidated interim financial statements of the Corporation for the six months ended June 30, 2017, filed August 2, 2017;

(j)	the management’s discussion and analysis of the Company for the period ended June 30, 2017, filed August 2, 2017 (the “Interim MD&A”); and

(k)	the amended and restated sales agreement dated August 4, 2017 between the Corporation and the Agent (the “Sales Agreement”).

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

A reference herein to this Prospectus Supplement also means any and all documents incorporated by reference in this Prospectus Supplement. Any document of the type referred to above (excluding confidential material change reports), any business acquisition reports, the content of any news release disclosing financial information for a period more recent than the period for which financial statements are required, and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions of the Canadian Securities Administrators filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus Supplement.

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Avino at Suite 900 – 570 Granville Street, Vancouver, British Columbia, V6C 3P1, telephone: (604) 682-3207, and are also available electronically at www.sedar.com and www.sec.gov.

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DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in this Prospectus Supplement and in the accompanying Prospectus under “Documents Incorporated by Reference”, the Sales Agreement described in this Prospectus Supplement, has been filed with the SEC and will form part of the Registration Statement of which this Prospectus Supplement forms a part.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights certain information about the Corporation, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Corporation and this Offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

THE OFFERING

Offered Shares	Offered Shares having an aggregate sales amount of up to US$25,000,000.

Manner of Offering

Sales of Offered Shares, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE-MKT or other existing trading market for the Common Shares in the United States. The Offered Shares will be distributed at market prices prevailing at the time of sale of such Offered Shares. See “Plan of Distribution”.

Use of Proceeds

The principal business objectives that the Corporation expects to accomplish using the net proceeds from the Offering, together with the Corporation’s current cash resources, are to advance the exploration and development of the Corporation’s Avino Mine the exploration and development of the Corporation’s Bralorne Mine Property, and for general working capital. See “Use of Proceeds”.

Risk Factors

See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the AIF, Annual MD&A, and Interim MD&A which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

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Tax Considerations

Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their tax advisor. See “Certain United States Federal Income Tax Considerations” in this Prospectus Supplement.

Listing Symbol	The Common Shares are listed for trading on the TSXV and NYSE-MKT under the symbol “ASM”.

OUR BUSINESS

Avino is a British Columbia mining corporation engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico and Canada. Its principal mineral properties are the Avino Property in Mexico, comprising the Avino Mine and San Gonzalo Mine, and the Bralorne Mine Property, in British Columbia, Canada.

Further information regarding the business of the Corporation, its operations and its material properties can be found in the AIF, the Avino PEA, the Bralorne Technical Report (as that term is defined in the Prospectus), and the other materials incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. See “Documents Incorporated by Reference”.

By an option agreement dated July 18, 2017 (the “Execution Date”) between Avino, as optionor, and Alexco Resource Corp., as optionee (the “Optionee”), Avino granted to the Optonee the right to acquire a 65% interest in 14 quartz mining leases located in the Mayo District, Yukon Territory, Canada, known as the “Eagle Property”. To exercise the option, the Optionee must pay Avino a total of $70,000 in instalments over 4 years, issue to Avino a total of 70,000 common shares of the Optionee in instalments over 4 years, and incur $550,000 in exploration work by the second anniversary of the Execution Date, and a further $2.2 million in exploration work on the Eagle Property by the fourth anniversary of the Execution Date. In the event that the Optionee earns its 65% interest in the Eagle Property, parties will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Optionee / 35% Avino). In the event either party elects to not contribute its proportionate share of costs, then its interest will be diluted. If a party’s joint venture interest is diluted to less than 10%, its interest will convert into a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for $2.5 million. The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations.

CONSOLIDATED CAPITALIZATION

There has been no material change in the share and loan capitalization of the Corporation on a consolidated basis since June 30, 2017, other than the further amendment dated July 31, 2017 to the concentrates prepayment agreement dated July 8, 2015 with Samsung C&T U.K. Limited (“Samsung UK”), as lender, as amended, wherein the Corporation has pre-sold its silver concentrates now until July 31, 2019 (previously July 31, 2018), and the Corporation has agreed to sell exclusively to Samsung UK its silver concentrates until December 31, 2021 (previously December 31, 2019) at the rate of 900 wet metric tonnes (“WMT”) per month (previously 800 WMT per month). Samsung UK advanced US$10 million (the “Facility”) to the Corporation in August 2015, of which US$1,333,334 in principal has been repaid so far, and the balance will be repaid in 12 monthly installments of US$666,666 and one final instalment of US$666,675, commencing July 2018 until July 2019 inclusive (previously, July 2017 to July 2018 inclusive). Interest on the Facility accrues and is paid monthly at 4.75% per annum plus LIBOR (3 month). As at June 30, 2017, the Corporation had US$8,666,667 outstanding under the Facility.

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USE OF PROCEEDS

The net proceeds of the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agent in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Sales Agreement and the expenses of the distribution.

The Corporation has a history of negative operating cash flow. However, for the fiscal years ended December 31, 2016 and December 31, 2015, the Corporation had net income from operations of $1,992,479 and $483,424, respectively. The mineral exploration, development and mining activities in which the Corporation is engaged involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate. There is no certainty that the Corporation will operate profitably or generate positive operating cashflow, or provide a return on investment in the future. See “Risk Factors”.

PLAN OF DISTRIBUTION

The Corporation entered into the Sales Agreement with the Agent under which it may issue and sell from time to time Offered Shares through the Agent having an aggregate sales amount of up to US$25,000,000. Sales of Offered Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the NYSE-MKT or other existing trading markets for the Common Shares in the United States. No Offered Shares will be offered or sold in Canada through the TSXV or any other trading market in Canada. If expressly authorized by the Corporation, the Agent may also sell Offered Shares in privately negotiated transactions in those jurisdictions where offers and sales are permitted.

The Agent will offer the Offered Shares subject to the terms and conditions of the Sales Agreement on a daily basis or as otherwise agreed upon by the Corporation and the Agent. Avino will designate the maximum amount of Offered Shares to be sold pursuant to any single placement instruction to the Agent. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell on the Corporation’s behalf, all of the Offered Shares requested to be sold by the Corporation. The Corporation may instruct the Agent not to sell the Offered Shares if the sales cannot be effected at or above the price designated by the Corporation in any such instruction.

Either the Corporation or the Agent may suspend the Offering of the Offered Shares being made through the Agent under the Sales Agreement upon proper notice to the other party. The Corporation and the Agent each have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement in each party’s sole discretion at any time.

Avino will pay the Agent compensation, or allow a discount, for its services in acting as agent or in the sale of the Offered Shares pursuant to the terms of the Sales Agreement equal to 3.0% of the gross sales price per Offered Share sold. Avino has also agreed to reimburse the Agent for certain specified expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed US$50,000. The remaining sales proceeds, after deducting any expenses payable by the Corporation and any transaction, listing or filing fees imposed by any governmental, regulatory or self-regulatory organization in connection with the sales, will equal the net proceeds to the Corporation for the sale of such Offered Shares.

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The Agent will provide written confirmation to the Corporation following the close of trading on the NYSE-MKT on each day in which Offered Shares are sold through them as agent under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the volume-weighted average price of the Offered Shares sold on the NYSE-MKT, the percentage of daily trading volume and net proceeds to the Corporation.

Settlement for the sales of the Offered Shares will occur, unless the parties agree otherwise, on the third trading day following the date on which any sales were made in return for payment of the net proceeds to the Corporation. There is no agreement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares as contemplated in this Prospectus Supplement will be settled through the facilities of The Depository Trust Company in the United States, or by such other means as the Corporation and the Agent may agree upon.

Cantor Fitzgerald & Co is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell the Offered Shares in the United States, and will not, directly or indirectly, solicit offers to purchase or sell the Offered Shares in Canada. Subject to applicable laws, the Agent may offer the Offered Shares outside of Canada and the United States.

In connection with the sales of the Offered Shares on the Corporation’s behalf, the Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agent will be deemed to be underwriting commissions or discounts. The Corporation has agreed in the Sales Agreement to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. In addition, the Corporation has agreed, under certain circumstances, to reimburse the reasonable fees and disbursements of the Agent’s legal counsel and the Agent’s other advisors in connection with this Offering. The total expenses of the Offering, including the Agent’s reasonable fees and expenses, but excluding commissions payable to the Agent under the Sales Agreement, are estimated to be approximately US$100,000.

The Agent will not engage in any transactions that stabilize the price of our Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over allot, securities in connection with the distribution or effected, or will effect, any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The Offering pursuant to the Sales Agreement will terminate upon the earlier of (i) the issuance and sale of all of the Offered Shares subject to the Sales Agreement; (ii) December 10, 2018; and (iii) the termination of the Sales Agreement as permitted therein.

This Prospectus Supplement and the Prospectus may be made available in electronic format on the websites maintained by the Agent or its U.S. affiliates participating in the Offering. The Agent may agree to allocate a number of the Offered Shares to its U.S. affiliates for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Agent and its U.S. affiliate that may make Internet distributions on the same basis as other allocations. Other than the Prospectus Supplement and Prospectus in electronic format, the information on these websites is not part of this Prospectus Supplement or the Registration Statement of which this Prospectus Supplement forms a part, has not been approved or endorsed by the Corporation or the Agent in its capacity as agent, and should not be relied upon by investors.

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Certain of the Agent and its affiliates have provided in the past to the Corporation and its affiliates, and may provide from time to time in the future, various investment banking, commercial banking, financial advisory and other financial services for the Corporation and its affiliates, for which services they have received, and may continue to receive in the future, customary fees and commissions. To the extent required by Regulation M, the Agent will not engage in any market making activities involving the Common Shares, while the Offering is ongoing under this Prospectus Supplement. However, from time to time, the Agent and its U.S. affiliates may have effected transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in the Corporation’s equity securities, and may do so in the future.

The Corporation has applied to the TSXV to conditionally approve the listing of the Common Shares offered by this Prospectus Supplement. Listing is subject to us fulfilling all of the requirements of the TSXV, which cannot be assured. The Corporation has also applied to the NYSE-MKT for the listing of the Common Shares offered hereunder, upon official notice of issuance.

DESCRIPTION OF SECURITIES DISTRIBUTED

Authorized and Issued Share Capital

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, 52,451,001 Common Shares were issued and outstanding as fully paid and non-assessable shares.

Common Shares

Each holder of Common Shares is entitled to one vote for each share on all matters submitted to a vote of the shareholders, except matters that relate only to one or more of the series of preferred share, and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the common shares entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Shares are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of Common Shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding preferred shares.

Holders of Common Shares have no pre-emptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common share. All outstanding common shares are, and the common shares offered by us in this offering, when issued and paid for, will be fully paid and non-assessable. The rights, preferences and privileges of the common shares are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred share which we may designate in the future.

Articles – Anti-Takeover Provisions

Issuance of Shares

Our Articles authorizes us to issue an unlimited number of common shares. Shareholder approval is not necessary to issue our common shares. Issuance of these common shares could have the effect of making it more difficult and more expensive for a person or group to acquire control of us, and could effectively be used as an anti-takeover device.

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In addition, the Articles permit the board of directors to: (1) create one or more classes or series of shares, or if none of the shares of a class or series of shares are issued, eliminate that class or series of shares, (2) increase, reduce or eliminate the maximum number of shares that the Corporation is authorized to issue, (3) subdivide all or any unissued or fully paid issued shares by way of a stock dividend, (4) change any of its unissued or fully paid issued shares without par value into shares with par value, (5) alter the identifying names of any of its shares, or (6) otherwise alter its shares or authorized share capital when required or permitted to do so by the British Columbia Business Corporations Act (the “BCBCA”). Any of these powers could be used to make it more difficult for a third party to acquire the company, or to discourage a third party from acquiring the Corporation.

Size of Board of Directors and Removal of Directors

Our Articles provide that:

•	The number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three directors; and
•	Vacancies on our board of directors, however the vacancy occurs, may be filled by a majority of directors then in office, even though less than a quorum.

As permitted under the BCBCA and the Articles, the board of directors may also be enlarged by the appointment of additional directors only by the then current board of directors, and is limited to up to one-third of the number of directors previously elected or appointed by the shareholders.

The limitations on the removal and appointment of directors and the filling of casual vacancies, could have the effect of making it more difficult for a third party to acquire the Corporation, or of discouraging a third party from acquiring the Corporation.

Calling of Special Meetings of Shareholders

Our Articles provide that special shareholder meetings for any purpose may generally only be called by our board of directors. However, the BCBCA does contain provisions for shareholders holding at least 5% of the total issued and outstanding shares to requisition shareholder meetings. Upon receiving a shareholder requisition stating in 1,000 words or less the business to be transacted, the directors must send notice of a general meeting to be held within four months from the date the requisition was received to transact the business stated in the requisition. If the directors do not send the notice of meeting within 21 days after the date the requisition was received, then the requisitioning shareholders may send notice of the general meeting to be held to transact the business stated in the requisition. These provisions could have the effect of delaying or discouraging stockholder actions that are favored by a majority of our outstanding voting stock.

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Advance Notice Requirements for Director Nominations

Our Articles establish an advance notice procedure for shareholder proposed nominations of candidates for election to the board of directors. Shareholders at an annual meeting may only consider nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the shareholder’s intention to nominate any person before the meeting. These provisions could have the effect of delaying until the next shareholder meeting shareholder actions that are favored by the holders of a majority of our outstanding voting stock.

RISK FACTORS

Investing in securities of the Corporation involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Corporation’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus Supplement and the Prospectus (including subsequently filed documents incorporated by reference) and the Corporation’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Common Shares. There are various risks that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Corporation. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus Supplement, including information contained in the section entitled “Cautionary Statement Regarding Forward-Looking Information” should be carefully reviewed and considered before a decision to invest in the Common Shares is made. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

Metals and Mineral Prices Are Subject to Dramatic and Unpredictable Fluctuations

The market prices of precious metals and other minerals are volatile and cannot be controlled. If the prices of precious metals and other minerals should drop significantly, the economic prospects of the Corporation’s operating mines and projects could be significantly reduced or rendered uneconomic. There is no assurance that even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Corporation, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The Corporation has not entered into any hedging arrangements for any of its metal and mineral production. The Corporation may enter into hedging arrangements in the future.

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Current Global Financial Conditions

In recent years, global financial markets have experienced increased volatility, and global financial conditions have been subject to increased instability. These have a profound impact on the global economy. Many industries, including the mining sector, were impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Access to financing for mining companies continues to be negatively impacted by liquidity constraints. These factors may impact the ability of the Corporation to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Corporation. If these increased levels of volatility and market turmoil continue, the Corporation’s operations and planned growth could be adversely impacted and the trading price of the securities of the Corporation may be adversely affected.

Inaccuracies in Production and Cost Estimates

The Corporation prepares estimates of future production and future production costs for its operations. No assurance can be given that these estimates will be achieved. Production and cost estimates are based on, among other things, the following: the accuracy of mineral resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of mineralization, equipment and mechanical availability, labour, and the accuracy of estimated rates and costs of mining and processing. Actual production and costs may vary from estimates for a variety of reasons, including actual mineralization mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors relating to the mineral resources, such as the need for sequential development of mineralized zones and the processing of new sources or different grades of mineralization; and the risks and hazards associated with mining described below under “Mining and Mineral Exploration Have Substantial Operational Risks”. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: variability in grade or dilution, metallurgy, labour costs, costs of supplies and services (such as, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

Uncertainty Regarding Resource Estimates

Only mineral resources have been determined for certain of the Corporation’s properties, and no estimate of reserves on any property has been completed. Resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than estimated. In making determinations about whether to advance any projects to development, the Corporation must rely upon estimated calculations as to the mineral resources and grades of mineralization on its properties. Until mineralized zones are actually mined and processed, mineral resources and grades of mineralization must be considered as estimates only. These estimates are imprecise, and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. The Corporation cannot assure that:

•	Resource or other mineralization estimates will be accurate; or
•	Mineralization can be mined or processed profitably.

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Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of a mine or a project and its return on capital. The Corporation’s resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver and gold may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineral resources.

Any material reductions in estimates of mineral resources, or of the Corporation’s ability to extract such mineral resources, could have a material adverse effect on the Corporation’s results of operations or financial condition. The Corporation cannot assure that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

No Reserves

There are no current estimates of mineral reserves for any of the Corporation’s mines or projects. The Corporation made decisions to enter into production at the Avino Mine, and the San Gonzalo Mine without having completed final feasibility studies. Accordingly, the Corporation did not base its production decisions on any feasibility studies of mineral reserves demonstrating economic and technical viability of the mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Corporation’s mines or the costs of such recovery. As the Corporation’s mines do not have established reserves, the Corporation faces higher risks that anticipated rates of production and production costs will be achieved, and these risks could have a material adverse impact on the Corporation’s ability to continue to generate anticipated revenues and cash flows to fund operations from and ultimately achieve profitable operations.

Sufficiency of Current Capital and Ability to Obtain Financing

The further exploitation, development and exploration of mineral properties in which the Corporation holds interests or which the Corporation acquires may depend upon its ability to obtain equity financing and/or debt financing, to enter into joint ventures or to obtain other means of financing. There is no assurance that the Corporation will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Corporation to obtain financing on favourable terms, or at all.

As at December 31, 2016, the Corporation had approximately $15.8 million of cash. The Corporation has a history of negative operating cash flow. While the Corporation considers that it has sufficient capital to support its current operating requirements based on its current capital resources and expected cash flows from ongoing operations, there is a risk that commodity prices decline or other factors may cause the Corporation to be unable to continue generating sufficient cash flows to sustain operations or to be unable to fund planned capital projects, including expansions and potential acquisitions. In addition, the Corporation may require additional capital if the costs of its capital projects are materially greater than the Corporation’s projections.

There is no assurance that the Corporation will be able to obtain additional capital when required. Failure to obtain additional financing on a timely basis may cause the Corporation to postpone acquisitions, expansion, development and exploration plans, or even suspend operations.

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Mining and Mineral Exploration Have Substantial Operational Risks

Mining and mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include but are not limited to:

•	major or catastrophic equipment failures;
•	mine failures and slope failures;
•	ground fall and cave-ins;
•	deleterious elements in the mined resources;
•	environmental hazards;
•	industrial accidents and explosions;
•	unusual or unexpected geological formations;
•	labour shortages or strikes;
•	civil disobedience and protests; and
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses and other liabilities. The nature of these risks is such that liabilities could exceed policy limits of the Corporation’s insurance coverage, in which case the Corporation could incur significant costs that could prevent profitable operations.

Political Risk and Government Regulations

The Corporation’s mining, exploration and development activities are focused in Mexico and Canada, and are subject to national and local laws and regulations, governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which currently or in the future may have a substantial adverse impact on the Corporation. In order to comply with applicable laws, the Corporation may be required to incur significant capital or operating expenditures. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Corporation, the extent of which cannot be reasonably predicted. Violations may require compensation of those suffering loss or damage by reason of the Corporation’s mining activities, and the Corporation may be fined if convicted of an offence under such legislation.

Mining and exploration activities in Mexico and/or Canada may be affected in varying degrees by political instabilities and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the Corporation’s control and may adversely affect the business. Operations may also be affected to varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. The status of Mexico as a developing country may make it more difficult for the Corporation to obtain any required financing for projects. The effect of all these factors cannot be accurately predicted. Notwithstanding the progress achieved in improving Mexican political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. The Corporation does not carry political risk insurance.

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Mexican Foreign Investment and Income Tax Laws

Under the Foreign Investment Law of Mexico, there is no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Corporation and its ability to repatriate profits. Under Mexican Income Tax Law, dividends are subject to a withholding tax. Corporations with their tax residence in Mexico are taxed on their worldwide income. Mexico levies a value-added tax, known as the IVA, which is an indirect tax levied on the value added to goods and services, and it is imposed on corporations that carry out activities within Mexican territory.

During 2013, the Mexico Senate passed tax reform legislation, which took effect on January 1, 2014. The tax reform includes an increase in the corporate tax rate from 28% to 30%, the introduction of a special mining royalty of 7.5% on the profits derived from the sale of minerals, and the introduction of a mining royalty of 0.5% on the gross income derived from the sale of gold, silver and platinum. These changes may have a material impact on the Corporation’s future earnings and cash flows, and possibly on future capital investment decisions.

Foreign corrupt practices legislation.

The Corporation is subject to the Foreign Corrupt Practices Act (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by persons and issuers as defined by the statutes, for the purpose of obtaining or retaining business. It is our policy to implement safeguards to discourage these practices by our employees; however, our existing safeguards and any future improvements may prove to be less than effective and our employees, consultants, sales agents or distributors may engage in conduct for which the Corporation might be held responsible. Violations of the FCPA, CFPOA, and/or other laws may result in criminal or civil sanctions and the Corporation may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. Beginning with our fiscal year ending December 31, 2016, the Corporation is also subject to the Extractive Sector Transparency Measures Act (Canada) (“ESTMA”), which requires us to maintain records of specific payments (including taxes, royalties, fees, production entitlements, bonuses, dividends, and infrastructure improvements) to all government entities in Canada and abroad, and to publicly disclose payments of $100,000 or more in any payment category on an annual basis within 150 days of our fiscal year end, to increase transparency and deter corruption in the extractive industry sector.

Factors Beyond the Corporation’s Control

There are a number of factors beyond the Corporation’s control. These factors include, but are not limited to, changes in government regulation, political changes, high levels of volatility in metal prices, availability of markets, availability of adequate transportation and smelting facilities, availability of capital, environmental factors and catastrophic risks, and amendments to existing taxes and royalties. These factors and their effects cannot be accurately predicted.

Environmental and Health and Safety Risks

The Corporation’s operations are subject to environmental regulations promulgated by government agencies from time to time. There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Corporation’s financial condition, liquidity or results of operations, and a breach of any such regulation may result in the imposition of fines and penalties.

Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trends towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Corporation’s operations.

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Exploration activities and/or the pursuit of commercial production from the Corporation’s mineral claims may be subject to an environmental review process under environmental assessment legislation. Compliance with an environmental review process may be costly and may delay commercial production. Furthermore, there is the possibility that the Corporation would not be able to proceed with commercial production upon completion of the environmental review process if government authorities do not approve the proposed mine, or if the costs of compliance with government regulation adversely affect the commercial viability of the proposed mine.

The development and operation of a mine involves significant risks to personnel from accidents or catastrophes such as rock-falls, fires, explosions or collapses. These risks could result in damage or destruction of mineral properties, production facilities, casualties, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Corporation may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Corporation may be materially adversely affected if it incurs losses related to any significant events that are not covered by its insurance policies.

The Corporation has safety programs in place and continues to make further improvements. Safety meetings with employees and contractors are held on a regular basis to reinforce standards and practices. Despite these programs, the Corporation experienced a fatality at its Avino Mine in June 2014 and two fatalities at the San Gonzalo Mine in March 2016. While these fatalities did not materially affect operations, the Corporation considers health and safety of its workers, and others in the communities in which it operates, to be a top priority. In this regard, the Corporation is continually seeking to minimize the risk of safety incidents. The Corporation also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

Risks Which Cannot Be Insured

The Corporation maintains appropriate insurance for liability and property damage; however, the Corporation may be subject to liability for hazards that cannot be insured against, which, if such liabilities arise, could impact profitability and result in a decline in the value of the Corporation’s securities. The Corporation’s operations may involve the use of dangerous and hazardous substances; however, extensive measures are taken to prevent discharges of pollutants in the ground water and the environment. Although the Corporation will maintain appropriate insurance for liability and property damage in connection with its business, the Corporation may become subject to liability for hazards that cannot be insured against or which the Corporation may elect not to insure itself against due to high premium costs or other reasons. In the course of mining and exploration of mineral properties, certain risks and, in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes, may occur. It is not always possible to fully insure against such risks and the Corporation may decide not to take out insurance against such risks as a result of high premiums or other reasons.

Risk of Secure Title or Property Interest

There can be no assurance that title to any property interest acquired by the Corporation or any of its subsidiaries is secured. Although the Corporation has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

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In the jurisdictions in which the Corporation operates, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands; accordingly, title holders of mining concessions in such jurisdictions must agree with surface land owners on compensation in respect of mining activities conducted on such land. The Corporation’s title may be affected by prior unregistered agreements or transfers or native land claims, and title may also be affected by undetected defects.

Unauthorized Mining

The mining industry in Mexico is subject to incursions by illegal miners or “lupios” who gain unauthorized access to mines to steal ore mainly by manual mining methods. In addition to the risk of losses and disruption of operations, these illegal miners pose a safety and security risk. The Corporation has taken security measures at its sites to address this issue, and ensure the safety and security of its employees and contractors. These incursions and illegal mining activities can potentially compromise underground structures, equipment and operations, which may lead to production stoppages and impact the Corporation’s ability to meet production goals.

Commercialization Risk of Development and Exploration Stage Properties and Ability to Acquire Additional Commercially Mineable Mineral Rights

The Corporation’s primary operating mineral properties are the Avino Mine and the San Gonzalo Mine. The San Gonzalo Mine has been in production for more than six years, under the ownership of the Corporation, and has recently generated positive cash flow from operations. The Avino Mine commenced commercial production in 2016, and has recently generated positive cash flow from operations. The commercial viability of these mines and the decision to place them into commercial production was not established by a feasibility study.

Mineral exploration involves a high degree of risk. There is no assurance that commercially viable quantities of ore will be discovered at the Bralorne Mine Property, or any of the Corporation’s other exploration projects, or that its exploration or development projects will be brought into commercial production.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, social dynamics in local communities, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in commodity prices, mineral resources, grades, dilution or recovery rates, or other project parameters may affect the economic viability of any project. The Corporation’s future growth and productivity will depend, in part, on the ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration and development is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	Establish mineral resources through drilling and metallurgical and other testing techniques;
•	Determine metal content and metallurgical recovery processes to extract metal from the ore;
•	Evaluate the economic viability or feasibility; and,
•	Construct, renovate, expand or modify mining and processing facilities.

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In addition, if potentially economic mineralization is discovered, it could take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Corporation will successfully acquire additional commercially mineable (or viable) mineral rights.

Development projects usually have no operating history upon which to base estimates of future cash flow.

Estimates of proven and probable mineral reserves, measured and indicated mineral resources, and inferred mineral resources are, to a large extent, based upon detailed geological and engineering analysis. Further, mineral resources that are not mineral reserves have not demonstrated economic viability. At this time, none of the Corporation’s properties have defined ore-bodies with mineral reserves. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to either measured or indicated mineral resources or to proven or probable mineral reserves as a result of continued definition.

Because mines have limited lives, the Corporation must continually replace and expand its mineral resources as the Corporation’s mines produce metals. The life-of-mine estimates for the Corporation’s mines are estimates which may vary based on underlying assumptions and parameters. The ability of the Corporation to maintain or increase its annual production of metals and the Corporation’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production, to expand mineral resources at existing mines. It is further impacted by the costs and results of continued exploration and potential development programs.

Fluctuations in the Price of Consumed Commodities

Prices and availability of commodities or inputs consumed or used in connection with exploration, development and mining, such as diesel, oil, electricity, chemicals and reagents, fluctuate and affect the costs of production at the Corporation’s operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on operating costs or the timing and costs of various projects.

Fluctuation in Foreign Currency Exchange Rates

The Corporation maintains bank accounts in Canadian dollars, U.S. dollars and Mexican pesos. The Corporation earns revenue in U.S. dollars while its costs are incurred in Canadian dollars, U.S. dollars and Mexican pesos. An appreciation in the Mexican peso and/or Canadian dollar against the U.S. dollar will increase operating and capital expenditures as reported in U.S. dollars. A decrease in the Canadian dollar and/or the Mexican peso against the U.S. dollar will result in a loss to the Corporation to the extent that the Corporation holds funds in Canadian dollars and/or Mexican peso. The Corporation has not used hedging instruments in managing its foreign exchange risk, but may do so in the future. Such hedging instruments can also be subject to material gains and losses.

Dependency on Key Personnel

The Corporation’s success and viability depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and may impact the ability to attract and retain such personnel in Canada and Mexico. The Corporation’s growth and viability has depended, and will continue to depend, on the efforts of key management personnel including, but not limited to, David Wolfin, President, Chief Executive Officer and director; Carlos Rodriguez, Chief Operating Officer; and Malcolm Davidson, Chief Financial Officer. The loss of any key management personnel may have a material adverse effect on the Corporation, its business and its financial position. The Corporation has employment contracts with these employees but does not have key-man life insurance. The Corporation provides these key employees and other employees with long-term incentive compensation, through the form of stock options, grants of restricted share units, and annual bonuses, all of which are designed to provide adequate incentive for them to diligently pursue the business objectives of the Corporation, retain these employees, and align their interests with those of the Corporation’s shareholders.

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Conflicts of Interest of Directors and Officers

Certain of the Corporation’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint ventures, some of which are in the same business as the Corporation. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Corporation. The directors and officers of the Corporation are required by law and the Corporation’s Code of Business Conduct & Ethics to act in the best interests of the Corporation. They may have the same obligations to the other companies and entities for which they act as directors or officers. The discharge by the directors and officers of their obligations to the Corporation may result in a breach of their obligations to these other companies and entities and, in certain circumstances, this could expose the Corporation to liability to those companies and entities. Similarly, the discharge by the directors and officers of their obligations to these other companies and entities could result in a breach of their obligation to act in the best interests of the Corporation. Such conflicting legal obligations may expose the Corporation to liability to others and impair its ability to achieve its business objectives.

Concentration of Customers

The Corporation produces concentrates containing silver and gold. Concentrates are the product of the processing of ore mined by the Corporation at its processing plants. The Corporation sells its concentrates to metals traders and smelters. During the year ended December 31, 2016, three customers accounted for all of the Corporation’s revenues. The Corporation believes that a small number of customers will continue to represent a significant portion of its total revenue. However, the Corporation does not consider itself economically dependent upon any single customer or combination of customers due to the existence of other potential metals traders or smelters capable of purchasing the Corporation’s production. There is a risk that the Corporation could be subject to limited smelter availability and capacity, or it may not be able to maintain its current significant customers or secure significant new customers on similar terms, any of which may have a material adverse effect on the Corporation’s business, financial condition, operating results and cash flows.

Risks Associated with Transportation of Concentrate

The concentrates produced by the Corporation have significant value, and are loaded onto road vehicles for transport to smelters in Mexico or to sea ports for export to smelters in foreign markets, such as Europe and Asia, where the metals are extracted. The geographic location of the Corporation’s operating mines in Mexico and trucking routes taken through the country to the smelters and ports for delivery, give rise to risks including concentrate theft, road blocks and terrorist attacks, losses caused by adverse weather conditions, delays in delivery of shipments, and environmental liabilities in the event of an accident or spill.

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Theft of Concentrate

In addition, the Corporation may have significant concentrate inventories at its facilities or on consignment at other warehouses awaiting shipment. The Corporation has taken steps to secure its concentrate, whether in storage or in transit. The Corporation has insurance coverage for its inventory while in transit; however, recovery of the full market value may not always be possible. Despite these risk mitigation measures, there remains a continued risk that theft of concentrate may have a material impact on the Corporation’s financial results.

Acquisition Strategy

As part of Avino’s business strategy, the Corporation has made acquisitions in the past and continues to seek new acquisition opportunities. The opportunities sought by the Corporation include operating mines, and advanced exploration and development opportunities, with a primary focus on silver and/or gold. As a result, the Corporation may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Corporation may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Corporation, and may fail to assess the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates, or to achieve identified and anticipated operating and financial results. Acquisitions may result in unanticipated costs, diversion of management attention from existing businesses, and the potential loss of the Corporation’s key employees or of those of the acquired business. The Corporation cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Corporation. Acquisitions may involve a number of special risks, circumstances or legal liabilities. These and other risks related to acquiring and operating acquired properties and companies could have a material adverse effect on the Corporation’s results of operations and financial condition. Further, to acquire properties and companies, the Corporation may be required to use available cash, incur debt, issue additional securities or a combination of any of these. This could affect the Corporation’s future flexibility and ability to raise capital, to operate, explore and develop its properties and could dilute existing shareholders and decrease the price of the common shares of the Corporation. There may be no right or ability for the Corporation’s shareholders to evaluate the merits or risks of any future acquisition undertaken by the Corporation, except as required by applicable laws and regulations.

Community Relations and Social License to Operate

The Corporation’s relationship with the communities in which it operates is critical to ensure the future success of its existing operations and the construction and development of its projects. While the Corporation’s relationships with the communities in which it operates are believed to be strong, there is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices. Publicity generated by such NGOs or others related to extractive industries generally, or its operations specifically, could have an adverse effect on the Corporation’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Corporation believes that it operates in a socially responsible manner, there is no guarantee that the Corporation’s efforts in this respect will mitigate this potential risk.

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Volatility of Share Price

Trading prices of Avino’s Common Shares may fluctuate in response to a number of factors, many of which are beyond the control of the Corporation. In addition, the stock market in general, and the market for gold and silver mining companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Corporation’s shares, regardless of operating performance.

In the past, securities class-action litigation has often been instituted following periods of volatility in the market price of securities of other companies. Such litigation, if instituted against the Corporation, could result in substantial costs and a diversion of management’s attention and resources.

Shareholder Activism

Shareholder activism is on the rise in North America. Shareholder activism could result in substantial costs and a diversion of management’s attention and resources. Shareholder activism can also taint a Corporation’s reputation, which may have negative effects on the Corporation and all of its stakeholders. There is no guarantee that the Corporation will not be the subject of shareholder activism in the future, nor that the Corporation would be successful in defending itself and shareholder interests against shareholder activists.

Substantial Decommissioning and Reclamation Costs

The Corporation reviews and reassesses its reclamation obligations at each of its mines based on updated mine life estimates, rehabilitation and closure plans. As at December 31, 2016, the Corporation had a provision for approximately $9.35 million on its Consolidated Statements of Financial Position for the estimated present value of future reclamation and remediation associated with the expected retirement of its mineral properties, plant, and equipment. The present value of these reclamation provisions may be subject to change as a result of management’s estimates of ultimate decommissioning and reclamation costs, changes in the remediation technology or changes to applicable laws, regulations and interest rates. Such changes will be recorded in the accounts of the Corporation as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Corporation’s operations. These costs can be significant and are subject to change. The Corporation cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Corporation is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

Officers and Directors Are Indemnified Against All Costs, Charges and Expenses Incurred by Them

The Corporation’s Articles contain provisions limiting the liability of its officers and directors for all acts, receipts, neglects or defaults of themselves and all of the other officers or directors for any other loss, damage or expense incurred by the Corporation which happen in the execution of the duties of such officers or directors. Such limitations on liability may reduce the likelihood of derivative litigation against the Corporation’s officers and directors and may discourage or deter shareholders from suing the officers and directors based upon breaches of their duties to the Corporation, though such an action, if successful, might otherwise benefit the Corporation and its shareholders.

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Enforcement of Legal Actions or Suits

It may be difficult to enforce suits against the Corporation or its directors and officers. The Corporation is organized and governed under the BCBCA and is headquartered in British Columbia, Canada. Most of the Corporation’s directors and most officers are residents of Canada, and all of the Corporation’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the U.S. Exchange Act. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons predicated solely upon such civil liabilities.

Dilution of Shareholders’ Interests as a Result of Issuance of Incentive Stock Options or RSU’s to Employees, Directors, Officers and Consultants

The Corporation has granted, and in the future may grant, to directors, officers, insiders, employees, and consultants, options to purchase common shares, and restricted share units, as non-cash incentives to those persons. Such options have been, and may in future be, granted at exercise prices equal to market prices, or at such prices as allowable under the policies of the TSXV. The issuance of additional shares will cause existing shareholders to experience dilution of their ownership interests. As at December 31, 2016, there were outstanding share options exercisable into 1,978,500 Common Shares and RSU’s outstanding for the issuance of a further 787,500 Common Shares which, if vested and exercised or issued, would represent approximately 5.27% of the Corporation’s issued and outstanding shares. If all of these share options and RSU’s are exercised and issued, such issuance will also cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Corporation’s shares.

Dilution of Shareholders’ Interests as a Result of Issuances of Additional Shares

Depending on the outcome of the Corporation’s exploration programs and mining operations, the Corporation may issue additional shares to finance additional programs and mining operations or to acquire additional properties. In the event that the Corporation is required to issue additional shares or decides to enter into joint arrangements with other parties in order to raise capital through the sale of equity securities, investors’ interests in the Corporation will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.

Credit and Counterparty Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Corporation’s credit risk relates primarily to cash and cash equivalents, trade receivables in the ordinary course of business, and value added tax refunds primarily due from the Mexican taxation authorities, and other receivables. The Corporation sells and receives payment upon delivery of its concentrates primarily through international organizations. These are generally large and established organizations with good credit ratings. Payments of receivables are scheduled, routine and received within the specific terms of the contract. If a customer or counterparty does not meet its contractual obligations, or if they become insolvent, the Corporation may incur losses for products already shipped and be forced to sell greater volumes of concentrate than intended in the spot market, or there may be no market for the concentrates, and the Corporation’s future operating results may be materially adversely impacted as a result.

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Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they arise. The Corporation has a planning and budgeting process in place to help determine the funds required to support the Corporation’s normal operating requirements on an ongoing basis and its expansion plans. As at December 31, 2016, the Corporation had net working capital (current assets in excess of current liabilities) of $31.3 million, including approximately $15.8 million in cash and cash equivalents. The Corporation believes it has sufficient net working capital to meet operating requirements as they arise for at least the next twelve months, but there can be no assurance that a sudden significant decrease in silver prices (and, to a lesser extent, copper and gold prices), or an unforeseen liability, or other matter affecting the operations of the business might arise which will have a material impact on the Corporation’s sufficiency of cash reserves to meet operating requirements. In addition, a large acquisition or significant change in capital plans could significantly change the cash and working capital required by the Corporation.

Internal Control over Financial Reporting

As of December 31, 2016, our internal controls over financial reporting were ineffective, and if we continue to fail to improve such controls and procedures, investors could lose confidence in our financial and other reports, the price of our shares of common stock may decline, and we may be subject to increased risks and liabilities.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002. The Exchange Act requires, among other things, that we file annual reports with respect to our business and financial condition. Section 404 of the Sarbanes-Oxley Act requires, among other things, that we include a report of our management on our internal control over financial reporting. We are also required to include certifications of our management regarding the effectiveness of our disclosure controls and procedures. For the year ended December 31, 2016, our management has concluded that our disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations. Our management concluded that our internal controls over financial reporting were not effective as of December 31, 2016. Despite significant improvements in internal control effectiveness since December 31, 2015, a material weakness related to organizational governance still exists. Management identified certain principles based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission that require further development before they reach an appropriate level of maturity, including: i) a formal risk management process that involves all appropriate levels of management is not yet in place including a documented plan to respond to the identified risks; and, ii) certain policies have not been translated into Spanish for Company employees operating in Mexico, including an appropriate whistleblower program accessible to Spanish-speaking staff with a clear direction on how to report suspected incidents to an independent committee. If we cannot effectively and efficiently improve our controls and procedures, we could suffer material misstatements in our financial statements and other information we report and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial and other information. This could lead to a decline in the trading price of our common shares.

We have Discretion with Respect to the Use of Proceeds from this Offering.

Management will have broad discretion with respect to the use of the net proceeds from this Offering and investors will be relying on the judgment of management regarding the application of these proceeds. At the date of this Prospectus Supplement, we intend to use the net proceeds from this Offering as described under the heading “Use of Proceeds”. However, our needs may change as our business and the industry we address evolve. As a result, the proceeds to be received in this Offering may be used in a manner significantly different from our current expectations. The failure by management to apply these funds effectively could have a material adverse effect on our business.

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An Investment in the Offered Shares May Result in the Loss of an Investor’s Entire Investment.

An investment in the Offered Shares of the Corporation is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Corporation.

There is No Assurance of a Sufficient Liquid Trading Market for the Corporation’s Common Shares in the Future.

Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation’s Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSXV or the NYSE-MKT for its Common Shares, or achieve the listing of its securities on any other public stock exchange.

The Corporation has not Paid Dividends and may not pay Dividends in the Foreseeable Future.

Payment of dividends on the Corporation’s Common Shares is within the discretion of the board of directors of the Corporation and will depend upon the Corporation’s future earnings, if any, its capital requirements and financial condition, and other relevant factors. The Corporation anticipates that all available funds will be invested to finance the growth of its business for the foreseeable future.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12 month period prior to the date of this Prospectus Supplement:

Month Issued	Number of Securities	Security	Price per Security

July 2016	151,402	Common Shares (1)	US$2.6305
	169,500	Common Shares (1)	US$2.7018
	169,370	Common Shares (1)	US$2.825
	7,100	Common Shares (1)	US$2.85
	10,000	Common Shares (2)	$1.62
	25,000	Common Shares (2)	$1.90
	152,957	Common Shares (1)	US$2.8211
	5,000	Common Shares (2)	$1.60
	206,138	Common Shares (1)	US$2.9269
	1,092	Common Shares (1)	US$2.90
	134,010	Common Shares (1)	US$2.90
	58,250	Common Shares (1)	US$2.9623
	5,000	Common Shares (2)	$1.90
	64,276	Common Shares (1)	US$3.0294
	45,244	Common Shares (1)	US$2.5805
	66,500	Common Shares (1)	US$2.5505
	40,535	Common Shares (1)	US$2.619
	50,000	Common Shares (1)	US$2.7274
	75,915	Common Shares (1)	US$2.7168

August 2016	9,500	Common Shares (1)	US$2,7676
	37,060	Common Shares (1)	US$2,7507
	29,900	Common Shares (1)	US$2.6728
	8,381	Common Shares (1)	US$2.6912
	10,000	Common Shares (4)	$3.48

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Month Issued		Number of Securities		Security		Price per Security

September 2016		490,000		Common Shares (2)		$1.02
		32,500		Common Shares (2)		$1.60
		36,500		Common Shares (2)		$1.62
		2,500		Common Shares (2)		$1.90
		47,677		Common Shares (1)		US$2.4514
		2,100		Common Shares (1)		US$2.4581
		400		Common Shares (2)		$1.60
		20,000		Common Shares (2)		$1.90
		25,000		Common Shares (2)		$1.02
	8,600		Common Shares (1)		US$2.3517
	31,800		Common Shares (1)		US$2.3869
	40,000		Common Shares (2)		$1.02

October 2016		2,100		Common Shares (2)		$1.60
	10,000		Common Shares (2)		$1.62
	50,000		Common Shares (2)		$1.32
	5,000		Common Shares (2)		$1.90

November 2016		7,124,430		Common Shares (5)		US$1.57

February 2017		10,000		Common Shares (2)		$1.62

June 2017		10,000		Common Shares (2)		$1.62
________________

(1)	Issued pursuant to the previous US ATM Offering.
(2)	Issued pursuant to exercise of stock options.
(3)	Issued pursuant to U.S. brokered offering.
(4)	Issued pursuant to the acquisition of mineral claims.
(5)	Issued pursuant to Prospectus Supplement dated November 21, 2016.

Warrants

The following table summarizes details of the share purchase warrants granted by the Corporation during the 12 month period prior to the date of this Prospectus Supplement:

Month Grant	Number of Securities	Security	Exercise Price per Security ($)
November 2016	3,562,215	Warrants(1)	US$2.00

________________

(1)	Warrants issued pursuant to Prospectus Supplement dated November 21, 2016.

Stock Options

The following table summarizes details of the stock options granted by the Corporation during the 12 month period prior to the date of this Prospectus Supplement:

Month Grant	Number of Securities	Security	Exercise Price per Security ($)
September 2016	802,500(2)	Stock Options(1)	$2.95

________________

(1)	Options granted pursuant to the Corporation’s Stock Option Plan.
(2)	Of which, 5,000 have been cancelled and no shares under these stock options have been exercised.

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Restricted Share Units (“RSUs”)

The following table summarizes details of the RSUs granted by the Corporation during the 12 month period prior to the date of this Prospectus Supplement:

Month Grant	Number of Securities	Security	Exercise Price per Security ($)
September 2016	790,000(2)	RSU(1)	N/A

________________

(1)	RSU granted pursuant to the Corporation’s Restricted Share Unit Plan.
(2)	Of which, 16,176 RSUs have been cancelled.

TRADING PRICE AND VOLUME

Our Common Shares are listed on the NYSE-MKT and on the TSXV under the symbol “ASM”. The following sets forth the high and low prices expressed in U.S. Dollars on the NYSE MKT and in Canadian Dollars on the TSXV for each of the past full twelve (12) months and through August 3, 2017 and for each quarter for the past fiscal year.

	NYSE-MKT		TSXV
	(United States Dollars)		(Canadian Dollars)
Last Twelve Months	High	Low	High	Low
Through August 3, 2017	1.80	1.66	2.26	2.23
July 2017	1.86	1.44	2.33	1.85
June 2017	1.63	1.42	2.14	1.89
May 2017	1.70	1.39	2.34	1.85
April 2017	1.90	1.40	2.53	1.88
March 2017	1.90	1.62	2.52	2.16
February 2017	2.13	1.32	2.80	2.61
January 2017	1.76	1.32	2.29	1.75
December 2016	1.47	1.12	1.98	1.52
November 2016	2.59	1.25	3.45	1.69
October 2016	2.05	1.74	2.73	2.30
September 2016	2.50	1.91	3.21	2.53
August 2016	2.87	2.02	3.70	2.65

For the Quarter Ended
June 30, 2017	1.90	1.39	2.53	1.85
March 31, 2017	2.13	1.32	2.80	1.75
December 31, 2016	2.59	1.12	3.45	1.52
September 30, 2016	3.14	1.91	4.05	2.53

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the acquisition of Common Shares pursuant to the Offering and the ownership and disposition of the Common Shares. This summary applies only to U.S. Holders who hold Common Shares as capital assets (generally, property held for investment) and who acquire Common Shares at their original issuance pursuant to the Offering, and does not apply to any subsequent U.S. Holder of a Common Share.

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This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. In addition, this summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences of the ownership, exercise or disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local and non-U.S. tax consequences of the ownership, exercise or disposition of Common Shares.

No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership, exercise or disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, any position taken in this summary. In addition, because the authorities upon which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

♦	An individual who is a citizen or resident of the U.S.;

♦	A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

♦	An estate the income of which is subject to U.S. federal income taxation regardless of its source; or

♦	A trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a partnership (or other “pass-through” entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax considerations applicable to non-U.S. Holders arising from the ownership, exercise or disposition of Common Shares.

Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the purchase of the Common Shares pursuant to the Offering and the ownership, exercise or disposition of Common Shares.

Transactions Not Addressed

This summary does not address the tax consequences of transactions effected prior or subsequent to, or concurrently with, any purchase of the Offered Shares (whether or not any such transactions are undertaken in connection with the purchase of the Offered Shares), other than the U.S. federal income tax considerations to U.S. Holders of the acquisition of Offered Shares and the ownership and disposition of such Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the ownership, exercise or disposition of Common Shares by U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) broker-dealers, dealers, or traders in securities or currencies that elect to apply a “mark-to-market” accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); and (h) U.S. Holders that own directly, indirectly, or by attribution, 10% or more, by voting power, of the outstanding stock of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the ownership, exercise or disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or other owners) of such partnership of the ownership, exercise or disposition of the Common Shares generally will depend on the activities of the partnership and the status of such partners (or other owners). This summary does not address the U.S. federal income tax consequences for any such partner or partnership (or other “pass-through” entity or its owners). Owners of entities and arrangements that are classified as partnerships (or other “pass-through” entities) for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership, exercise or disposition of Common Shares.

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Ownership and Disposition of Common Shares

Distributions on Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to Common Shares (which are referred to in the remainder of this summary as “common shares”) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Corporation may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the common shares will be reported to them as a dividend. Dividends received on the common shares generally will not be eligible for the “dividends received deduction” available to U.S. corporate shareholders receiving dividends from U.S. corporations. If the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S., dividends paid by the Corporation to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon the sale or other taxable disposition of common shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the common shares sold or otherwise disposed of. Such capital gain or loss will be a long-term capital gain or loss if, at the time of the sale or other taxable disposition, the U.S. Holder’s holding period for the common shares is more than one year. Preferential tax rates apply to long-term capital gains of non-corporate U.S. Holders. Deductions for capital losses are subject to significant limitations under the Code. A U.S. Holder’s tax basis in common shares generally will be such U.S. Holder’s U.S. dollar cost for such common shares.

PFIC Status of the Corporation

If the Corporation is or becomes a PFIC, the foregoing description of the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Common Shares will be different. The U.S. federal income tax consequences of owning and disposing of common shares if the Corporation is or becomes a PFIC are described below under the heading “Tax Consequences if the Corporation is a PFIC.”

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A non-U.S. corporation is a PFIC for each tax year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) (the “income test”) or (ii) on average for such tax year, 50% or more (by value) of its assets either produces or is held for the production of passive income (the “asset test”). For purposes of the PFIC provisions, “gross income” generally includes sales revenues less cost of goods sold, plus income from investments and from incidental or other operations or sources, and “passive income” generally includes dividends, interest, certain rents and royalties, and certain gains from commodities or securities transactions. In determining whether or not it is a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value).

Under certain attribution and indirect ownership rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Corporation’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Corporation or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of common shares. Accordingly, U.S. Holders should be aware that they could be subject to tax even if no distributions are received and no redemptions or other dispositions of the Corporation’s common shares are made.

The Corporation does not believe that it is a PFIC, but has not made a determination as to whether it will or will not be a PFIC in the current tax year or in subsequent tax years. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the tax year in question. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. There can be no assurance that the Corporation will or will not be determined to be a PFIC for the current tax year or any prior or future tax year, and no opinion of legal counsel or ruling from the IRS concerning the status of the Corporation as a PFIC has been obtained or will be requested. U.S. Holders should consult their own U.S. tax advisors regarding the PFIC status of the Corporation.

Tax Consequences if the Corporation is a PFIC

If the Corporation is a PFIC for any tax year during which a U.S. Holder holds common shares, special rules may increase such U.S. Holder’s U.S. federal income tax liability with respect to the ownership and disposition of such common shares. If the Corporation is a PFIC for any tax year during which a U.S. Holder owns common shares, the Corporation will be treated as a PFIC with respect to such U.S. Holder for that tax year and for all subsequent tax years, regardless of whether the Corporation meets the income test or the asset test for such subsequent tax years, unless the U.S. Holder makes a “deemed sale” election with respect to the common shares. If the election is made, the U.S. Holder will be deemed to sell the common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s common shares would not be treated as shares of a PFIC unless the Corporation subsequently becomes a PFIC.

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Under the default PFIC rules:

♦	Any gain realized on the sale or other disposition (including dispositions and certain other events that would not otherwise be treated as taxable events) of common shares (including an indirect disposition of the stock of any Subsidiary PFIC) and any “excess distribution” (defined as a distribution to the extent it (together with all other distributions received in the relevant tax year) exceeds 125% of the average annual distribution received during the preceding three years) received on common shares or with respect to the stock of a Subsidiary PFIC will be allocated ratably to each day of such U.S. Holder’s holding period for the common shares;

♦	The amount allocated to the current tax year and any year prior to the first year in which the Corporation was a PFIC will be taxed as ordinary income in the current year;

♦

The amount allocated to each of the other tax years (the “Prior PFIC Years”) will be subject to tax at the highest ordinary income tax rate in effect for the applicable class of taxpayer for that year; and

♦	An interest charge will be imposed with respect to the resulting tax attributable to each Prior PFIC Year, which interest charge is not deductible by non-corporate U.S. Holders.

A U.S. Holder that makes a timely and effective “mark-to-market” election under Section 1296 of the Code (a “Mark-to-Market Election”) or a timely and effective election to treat the Corporation and each Subsidiary PFIC as a “qualified electing fund” (a “QEF”) under Section 1295 of the Code (a “QEF Election”) may generally mitigate or avoid the PFIC consequences described above with respect to common shares U.S. Holders should be aware that there can be no assurance that the Corporation has satisfied or will satisfy the recordkeeping requirements that apply to a QEF or that the Corporation has supplied or will supply U.S. Holders with information such U.S. Holders require to report under the QEF rules in the event that the Corporation is a PFIC for any tax year.

A timely and effective QEF Election requires a U.S. Holder to include currently in gross income each year its pro rata share of the Corporation’s ordinary earnings and net capital gains, regardless of whether such earnings and gains are actually distributed. Thus, a U.S. Holder could have a tax liability with respect to such ordinary earnings or gains without a corresponding receipt of cash from the Corporation. If the Corporation is a QEF with respect to a U.S. Holder, the U.S. Holder’s basis in the common shares will be increased to reflect the amount of the taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the common shares and will not be taxed again as a distribution to a U.S. Holder. Taxable gains on the disposition of common shares by a U.S. Holder that has made a timely and effective QEF Election are generally capital gains. A U.S. Holder must make a QEF Election for the Corporation and each Subsidiary PFIC if it wishes to have this treatment. To make a QEF Election, a U.S. Holder will need to have an annual information statement from the Corporation setting forth the ordinary earnings and net capital gains for the year. In general, a U.S. Holder must make a QEF Election on or before the due date for filing its income tax return for the first year to which the QEF Election will apply. Under applicable Treasury Regulations, a U.S. Holder will be permitted to make retroactive elections in particular, but limited, circumstances, including if it had a reasonable belief that the Corporation was not a PFIC and did not file a protective election. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective QEF Election (including a “pedigreed” QEF election where necessary) for the Corporation and any Subsidiary PFIC.

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A Mark-to-Market Election may be made with respect to stock in a PFIC if such stock is “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable U.S. Treasury Regulations). A class of stock that is traded on one or more qualified exchanges or other markets is considered to be “regularly traded” for any calendar year during which such class of stock is traded in other than de minimis quantities on at least 15 days during each calendar quarter. If the common shares are considered to be “regularly traded” within this meaning, then a U.S. Holder generally will be eligible to make a Mark-to-Market Election with respect to its common shares. However, there is no assurance that the common shares will be or remain “regularly traded” for this purpose. A Mark-to-Market Election may not be made with respect to the stock of any Subsidiary PFIC. Hence, a Mark-to-Market Election will not be effective to eliminate the application of the default rules, described above, with respect to deemed dispositions of Subsidiary PFIC stock, or excess distributions with respect to a Subsidiary PFIC.

A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to common shares generally will be required to recognize as ordinary income in each tax year in which the Corporation is a PFIC an amount equal to the excess, if any, of the fair market value of such shares as of the close of such taxable year over the U.S. Holder’s adjusted tax basis in such shares as of the close of such taxable year. A U.S. Holder’s adjusted tax basis in the common shares generally will be increased by the amount of ordinary income recognized with respect to such shares. If the U.S. Holder’s adjusted tax basis in the common shares as of the close of a tax year exceeds the fair market value of such shares as of the close of such taxable year, the U.S. Holder generally will recognize an ordinary loss, but only to the extent of net mark-to-market income recognized with respect to such shares for all prior taxable years. A U.S. Holder’s adjusted tax basis in its common shares generally will be decreased by the amount of ordinary loss recognized with respect to such shares. Any gain recognized upon a disposition of the common shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market income recognized for all prior taxable years. Any loss recognized in excess thereof will be taxed as a capital loss. Capital losses are subject to significant limitations under the Code.

Each U.S. Holder should consult its own tax advisor regarding the availability and desirability of, and procedure for, making a timely and effective Mark-to-Market Election with respect to the common shares.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the ownership, exercise or disposition of common shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of securities of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

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Special rules apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution, including a constructive distribution, from a PFIC. Subject to such special rules, non-U.S. taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult its own tax advisor regarding their application to the U.S. Holder.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of common shares, or on the sale or other taxable disposition of common shares will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the payment, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method with respect to foreign currency.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a non-U.S. corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. A U.S. Holder may be subject to these reporting requirements unless such U.S. Holder’s common shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns on IRS Form 8938, and, if applicable, filing obligations relating to the PFIC rules, including possible reporting on an IRS Form 8621.

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Payments made within the U.S. or by a U.S. payor or U.S. middleman of (a) distributions on the common shares, and (b) proceeds arising from the sale or other taxable disposition of common shares generally will be subject to information reporting. In addition, backup withholding, currently at a rate of 28%, may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. The information reporting and backup withholding rules may apply even if, under the Canada-U.S. Tax Convention, payments are exempt from the dividend withholding tax or otherwise eligible for a reduced withholding rate.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL U.S. TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE OWNERSHIP, EXERCISE OR DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

INTEREST OF EXPERTS

Mr. Garth Kirkham, P. Geo., of Kirkham Geosystems Ltd., and Mr. Jasman Yee, P. Eng. are “qualified persons” as defined by National Instrument 43-101. Mr. Kirkham and Mr. Yee prepared the Bralorne Technical Report dated October 20, 2016, which is referred to herein. Mr. Yee is a director and shareholder of the Corporation, and is therefore not independent. Mr. Yee was responsible for section 13 (Mineral Processing and Metallurgical Testing) and section 17 (Recovery Methods) of the Bralorne Technical Report. Mr. Michael O’Brien, P. Geo. of ARANZ Geo Limited, dba ARANZ Geo Expert Services, and Mr. Sabry Abdel Hafez, Ph. D, P. Eng., formerly of Tetra Tech Canada Inc., and Mr. Hassan Ghaffari, P. Eng., and Mr. Jianhui (John) Huang, Ph.D., P. Eng., both of Tetra Tech Canada Inc., are also “qualified persons” as defined by National Instrument 43-101, and they prepared the Avino PEA, which is referred to herein. Neither of Messrs. Kirkham, O’Brien, Ghaffari, Hafez nor Huang is a shareholder of the Corporation as of the date of this Prospectus Supplement.

LEGAL MATTERS

Certain Canadian legal matters relating to the Offering on behalf of the Corporation will be passed upon by Salley Bowes Harwardt Law Corp., and certain U.S. legal matters relating to the Offering on behalf of the Corporation will be passed upon by Weintraub Tobin Chediak Coleman Grodin Law Corporation. As at the date hereof, the shareholders and associates of Salley Bowes Harwardt Law Corporation, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation, and the shareholders and associates of Weintraub Tobin Chediak Coleman Grodin Law Corporation, as a group, own, directly or indirectly, less than 1% of the Common Shares of the Corporation.

Except as disclosed above, no partner or associate, as applicable, of the aforementioned companies and limited liability partnerships or persons indicated above are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or any associate or affiliate of the Corporation.

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The Corporation’s auditors, Manning Elliott LLP, are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Manning Elliott LLP, Chartered Professional Accountants, Vancouver, British Columbia, Canada.

The registrar and transfer agent of the Corporation is Computershare Investor Services Inc., Vancouver, British Columbia, Canada.

ADDITIONAL INFORMATION

The Corporation has filed with the SEC a Registration Statement on Form F-10 relating to the Offered Shares. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement about the contents of any contract, agreement or other documents referred to herein are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, file reports and other information with the SEC and with the securities regulators in Canada. Under MJDS adopted by the United States and Canada, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies.

You may read any document that the Corporation has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents that the Corporation has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR website at www.sedar.com.

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CERTIFICATE OF THE CORPORATION

Dated: August 4, 2017

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, except for Quebec.

By:	(Signed) David Wolfin	By:	(Signed) Malcolm Davidson
	President And Chief Executive Officer		Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(Signed) Gary Robertson	(Signed) Ross Glanville
GARY ROBERTSON	ROSS GLANVILLE
Director	Director

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